As filed with the Securities and Exchange Commission on July 25, 2005

File No. 001-32525

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

AMERIPRISE FINANCIAL, INC.*

(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	**13-3180631** (I.R.S. Employer Identification No.)
707 2nd Avenue South **Minneapolis, Minnesota** (Address of Principal Executive Offices)	**55474** (Zip Code)

(612) 671-3131

(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, par value $.01 per share	The New York Stock Exchange, Inc.

Securities to be registered pursuant to Section 12(g) of the Act:

None

* The registrant is currently named American Express Financial Corporation. Prior to the effective date of this registration statement, American Express Financial Corporation will change its name to Ameriprise Financial, Inc.

INFORMATION REQUIRED IN REGISTRATION STATEMENT CROSS-REFERENCE SHEET BETWEEN INFORMATION STATEMENT AND ITEMS OF FORM 10

Item 1.	Business	See "Summary," "Risk Factors," "The Distribution," "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Our Business" and "Our Relationship with American Express Company"
Item 2.	Financial Information	See "Summary," "Capitalization," "Selected Consolidated Financial Data," "Unaudited Pro Forma Financial Information" and "Management's Discussion and Analysis of Financial Condition and Results of Operations"
Item 3.	Properties	See "Our Business—Properties"
Item 4.	Security Ownership of Certain Beneficial Owners and Management	See "Management," "Principal Shareholders" and "Description of Capital Stock"
Item 5.	Directors and Executive Officers	See "Management"
Item 6.	Executive Compensation	See "Management," "Our Relationship with American Express Company" and "Description of Capital Stock"
Item 7.	Certain Relationships and Related Transactions	See "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Management" and "Our Relationship with American Express Company"
Item 8.	Legal Proceedings	See "Our Business—Legal Proceedings"
Item 9.	Market Price of and Dividends on the Registrant's Common Equity and Related Shareholder Matters	See "Summary," "The Distribution," "Capitalization," "Dividend Policy" and "Description of Capital Stock"
Item 10.	Recent Sales of Unregistered Securities	See "Description of Capital Stock"
Item 11.	Description of Registrant's Securities to be Registered	See "The Distribution," "Dividend Policy" and "Description of Capital Stock"
Item 12.	Indemnification of Directors and Officers	See "Indemnification of Directors and Officers"
Item 13.	Financial Statements and Supplementary Data	See "Unaudited Pro Forma Financial Information" and "Index to Financial Statements" and the statements referenced thereon
Item 14.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	See "Change in Accountants"
Item 15.	Financial Statements and Exhibits	See "Unaudited Pro Forma Financial Information" and "Index to Financial Statements" and the statements referenced thereon

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN EXPRESS FINANCIAL CORPORATION*

By: /s/ JAMES M. CRACCHIOLO
       Name: James M. Cracchiolo
       Title: President and Chief Executive Officer

Dated: July 25, 2005

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*   Prior to the effective date of this registration statement, the registrant will change its name to Ameriprise Financial, Inc.

EXHIBIT INDEX

Pursuant to the rules and regulations of the Securities and Exchange Commission, Ameriprise Financial, Inc. has filed certain agreements as exhibits to this registration statement on Form 10. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in Ameriprise Financial, Inc.'s public disclosure, (iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe Ameriprise Financial, Inc.'s actual state of affairs at the date hereof and should not be relied upon.

Exhibit Number	Description
2.1	Form of Separation and Distribution Agreement
3.1	Form of Amended and Restated Certificate of Incorporation
3.2	Form of Amended and Restated Bylaws
4.1	Form of Specimen Common Stock Certificate*
10.1	Form of Tax Allocation Agreement*
10.2	Form of Transition Services Agreement
10.3	Form of Employee Benefits Agreement*
11.1	Statement re: Computation of Per Share Earnings*
16.1	Letter from Ernst & Young LLP addressed to the Securities and Exchange Commission, dated June 6, 2005, regarding change in certifying accountant**
16.2	Letter from PricewaterhouseCoopers LLP addressed to the Securities and Exchange Commission, dated June 3, 2005, regarding change in certifying accountant**
21.1	Subsidiaries of Ameriprise Financial, Inc.
99.1	Information Statement

*   To be filed by amendment

**   Previously filed as an exhibit to Form 10 Registration Statement of Ameriprise Financial, Inc. filed with the Securities and Exchange Commission on June 7, 2005.